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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 4 )*

                              Armor Holdings, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    042260109
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                                 (CUSIP Number)

Kanders Florida Holdings, Inc.                 Robert L. Lawrence, Esq.
Warren B. Kanders                              Kane Kessler, P.C.
C/o Armor Holdings, Inc.                       1350 Avenue of the Americas,
1400 Marsh Landing Parkway                     26th Floor
Jacksonville, FL 32250                         New York, NY 10019
(904) 741-5400                                 (212) 541-6222
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 28, 2001
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Section) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO.  042260109                                      Page 2 of 5 Pages
-----------------------                                -------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kanders Florida Holdings, Inc.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*

      n/a
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                   [ ]

      n/a
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                     7   SOLE VOTING POWER

  NUMBER OF              2,965,355
   SHARES         --------------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY
    EACH                 0
  REPORTING       --------------------------------------------------------------
   PERSON            9   SOLE DISPOSITIVE POWER
    WITH
                         2,965,355
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,965,355
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      n/a
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                -------------------------
CUSIP NO.  042260109                                      Page 3 of 5 Pages
-----------------------                                -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warren B. Kanders
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      n/a
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

      n/a
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                    7    SOLE VOTING POWER

  NUMBER OF              0
   SHARES         --------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
    EACH                 3,165,355
  REPORTING       --------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH
                         0
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,165,355
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,165,355
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      n/a
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D filed January 29, 1996, as amended by Amendment No. 1 thereto dated December 31, 1996, as further amended by Amendment No. 2 filed August 21, 1997, and as further amended by Amendment No. 3 filed May 19, 1999 (the "Schedule 13D") filed by Kanders Florida Holdings, Inc. ("KFH") in connection with the shares of common stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc., a Delaware corporation (the "Company") is hereby amended by this Amendment No. 4 to Schedule 13D as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     KFH is the owner of 2,965,355 shares of Common Stock. On June 3, 1999, KFH made a charitable contribution of 15,000 shares of Common Stock. On March 28, 2001, Jonathan M. Spiller exercised an option to purchase 91,823 shares of Common Stock from KFH at an exercise price of $0.9302, pursuant to a certain agreement, dated as of January 18, 1996, between KFH and Mr. Spiller (the "Spiller Option Agreement"). Mr. Kanders, the President, sole director and sole shareholder of KFH and the Chairman of the Board of Directors of the Company, may be deemed to be the beneficial owner of such shares of Common Stock that are owned by KFH. KFH has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to all such shares of Common Stock owned by KFH.

     On January 1, 1999, the Company granted to Mr. Kanders a presently exercisable option to purchase 200,000 shares of Common Stock (the "Option") at an exercise price of $11.40625 per share. Mr. Kanders has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to such shares of Common Stock.

     The 3,165,355 shares of Common Stock collectively owned by KFH and Mr. Kanders constitute approximately 13.8% of the outstanding shares of Common Stock of the Company. The 2,965,355 shares of Common Stock of the Company that are owned by KFH constitute approximately 12.9% of the outstanding shares of Common Stock of the Company. The 200,000 shares of Common Stock issuable upon exercise of the Option and owned beneficially by Mr. Kanders constitute approximately 0.9% of the outstanding shares of Common Stock of the Company.

     The percentage of shares of Common Stock reported beneficially owned by each of the persons referred to herein is based upon 22,916,106 shares outstanding as of March 9, 2001 as reflected in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission.

     Except as provided herein, there have been no transactions in the shares of Common Stock in the past 60 days by KFH or Mr. Kanders.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     As of March 28, 2001, the Spiller Option Agreement has been terminated.







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                                   SIGNATURES

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



                                          KANDERS FLORIDA HOLDINGS, INC.


                                          By: /s/ Warren B. Kanders
                                             -----------------------------------

                                                  Warren B. Kanders
                                                  President

                                              /s/ Warren B. Kanders
                                          --------------------------------------
                                                  Warren B. Kanders